FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL
RETIREMENT INCOME SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 23, 2006

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	December 31,	December 31,
	2005	2004
ASSETS

Cash	$—	$82,120

Receivables:
Participant contributions	$31,102	$62,791
Employer contributions	135,285	834,494

Total receivables	166,387	897,285

Investments:
Mutual Funds	$9,389,267	$41,365,049
Common/Collective Trusts	4,315,376	14,569,730
Master Trust	7,293,031	27,091,424
Kennametal Inc. Common Stock	4,635,344	20,530,840
Participant Loans	759,203	5,646,844

Total investments	26,392,221	109,203,887

NET ASSETS AVAILABLE FOR BENEFITS	$26,558,608	$110,183,292

The accompanying notes are an integral part of these statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$2,850,566
Employer contributions	3,734,627
Dividends and interest	2,079,309
Net appreciation of investments:	1,844,358

Total additions	10,508,860

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to retirees	6,956,482
Loan distributions	26,148
Employee withdrawals	1,449,465

Total deductions	8,432,095

NET INCREASE BEFORE TRANSFER OF ASSETS	2,076,765

Transfers to other Kennametal Plans	85,701,449

NET DECREASE	83,624,684

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,183,292

End of year	$26,558,608

The accompanying notes are an integral part of these statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF PLAN
The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information. Effective January 1, 2005, the Plan’s name changed from the Greenfield Industries, Inc. Retirement Income Savings Plan to the Kennametal Retirement Income Savings Plan.
The Plan is a defined contribution employee benefit plan, established for the purpose of providing eligible employees of Kennametal Inc. (the Company), a wholly-owned subsidiary of Kennametal, the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as the Plan Sponsor.
ADMINISTRATION OF THE PLAN — The management of the Company has the authority and responsibility for the general administration of the Plan. Putnam Fiduciary Trust Company served as the Trustee of the Plan and Putnam Investment functioned as the recordkeeper for the Plan through September 30, 2005. Effective October 1, 2005, Fidelity Management Trust Company functions as the trustee and Fidelity Investments Institutional Operations Company functions as the recordkeeper.
ELIGIBILITY — Employees may become participants in the Plan on the first day of the first payroll period subsequent to completing six (6) months of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
Effective July 1, 2005, Kennametal terminated the participation of approximately 1,835 participants in the Plan. On that effective date, those participants became participants in the Kennametal Thrift Plus Plan, another defined contribution plan sponsored by the Company. Three hundred sixty four (364) employees remain in the Plan as active participants. The individual employee accounts for the terminated participants were transferred from the Plan to the Thrift Plus Plan in a trustee to trustee transfer in October 2005.
VESTING — All participant and employer contributions vest immediately.
PARTICIPANT ACCOUNTS — A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.
CONTRIBUTIONS — The Company is required to contribute quarterly, a base amount of 2% of each eligible employee’s wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from (pre-tax) 1% to 20% of their wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan, are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 2%. Employee contributions up to 4% are matched at 50%. The maximum employer matching contribution is 2%.
The participants can elect to have their contributions invested in the different investment funds available under the Plan. Currently the Plan offers 10 mutual funds, 8 common/collective trusts, Kennametal Common Stock, and a Master Trust. Employer Mandatory and Matching contributions are made quarterly and solely in Kennametal Inc. common stock. These employer contributions can be transferred to other investment options at any time at the participant’s election.
The Company may also make a Discretionary contribution from 0 to 3% of the participant’s eligible compensation if the Company exceeds its performance objectives for the fiscal year. During 2005, the company made a discretionary contribution. The Discretionary contribution may be invested in any investment fund available under the Plan.
DISTRIBUTIONS — Distributions to participants due to disability, retirement, or death are payable in either a lump sum or in periodic payments for a period not to exceed ten (10) years. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.
In addition, while still employed, participants may withdraw pre-tax employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions if under age 59.5 may be withdrawn only for specific hardship reasons.
PARTICIPANT LOANS — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the Code. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence and are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on participant loans ranged from 5.0% to 10.5% at December 31, 2005 and 2004. Participant loans outstanding at December 31, 2005 have maturity dates ranging from 2006 to 2023.
INVESTMENTS — Participants direct their contributions and the discretionary contribution by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.
In addition, during the year ended December 31, 2005, participants were able to direct their contributions to certain other investment options. Amounts held in the discontinued investment options were converted to available investment options with similar investment objectives.
2. ACCOUNTING POLICIES
BASIS OF ACCOUNTING — The financial statements of the Plan are maintained on the accrual basis of accounting.
INVESTMENTS — Investment transactions are recorded on a trade date basis. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, “Reporting of Investment Contracts Held by Health and Welfare

Benefit Plans and Defined-Contribution Pension Plans”. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 4) are fully benefit-responsive. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.
PAYMENT OF BENEFITS — Benefit payments are recorded as distributed.
INVESTMENT INCOME — Interest and dividend income are recorded in the period earned.
NET APPRECIATION — Net appreciation of investments is comprised of unrealized gains and losses due to the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions which represents the difference between proceeds received and average cost. Net appreciation for the years ended December 31, 2005 was as follows:

2005
Kennametal Inc. Common Stock Fund	$(236,183)
Common/Collective Trusts	758,267
Mutual Funds	1,322,274

Total	$1,844,358

PLAN EXPENSES — Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the year ended December 31, 2005, the Company paid all expenses related to the operation of the Plan.
RECENT ACCOUNTING PRONOUNCEMENTS — In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans that hold fully benefit-responsive investment contracts. This FSP, which is effective for plan years ending after December 15, 2006, amends SOP 94-4 with respect to the definition of fully-benefit responsive and the presentation and disclosure of fully benefit-responsive investment contracts. Under this FSP defined contribution pension plans that hold fully benefit-responsive investment contracts will be required to report all investments at fair value. The difference between contract value and fair value will be reported on the statement of net assets available for benefits and upon implementation will require retroactive application to all prior periods presented. The adoption of this FSP will not have a significant effect on the Plan’s financial statements.
USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.
3. INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31, 2005 and 2004 were as follows:

	2005	2004
Stable Value Fund	$7,293,031	$27,091,424
Kennametal Inc. Common Stock Fund	4,635,344	20,427,302
MSIFT Mid Cap Growth Fund	2,629,312	—
Vanguard Institutional Index Fund	2,597,493	9,743,604
Hotchkis & Wiley Large Cap Value Fund	2,231,817	—
Artisan Mid Cap Fund	—	12,888,395
The Putnam Fund for Growth & Income	—	10,038,603
Loans to Participants	—	5,646,844
Fidelity Freedom 2015 Fund	2,803,257	—
Putnam Retirementready 2015, Class Y	—	9,672,438

4. MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust which was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held by Invesco (Trustee). At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was 6.4 percent and 25.2 percent, respectively. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts). The crediting interest rates on the contracts ranged from 0.7 percent to 6.0 percent and 0.2 percent to 6.3 percent at December 31, 2005 and 2004, respectively. The average yields on the contracts ranged from 3.3 percent to 7.2 percent and 2.2 percent to 7.1 percent for the years ended December 31, 2005 and 2004, respectively.
Investments at contract value held by the Master Trust at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
Short Term Investments	$1,009,726	$2,094,328
Insurance Investment Contracts	2,627,021	4,724,430
Synthetic Investment Contracts
Underlying Assets:
Common / Collective Trusts	106,871,301	97,846,614
Insurance Separate Account	—	2,929,465
Treasury Obligations	3,014,024	2,325,727
Cash	50,000	49,667
Synthetic Wrapper Agreement	399,103	(2,237,551)

Total	$113,971,175	$107,732,680

The fair value of all investment contracts was $113,582,155 and $110,065,631 at December 31, 2005 and 2004, respectively.
Total investment income for the Master Trust was $4,968,240 for the year ended December 31, 2005.
5. TAX STATUS
The plan obtained its latest determination letter on March 10, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA.

7. RELATED PARTY TRANSACTIONS
Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants contains stock of Kennametal Inc., the plan sponsor. The Plan held 90,817 and 410,434 shares of Kennametal Inc. common stock at December 31, 2005 and 2004, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
PLAN NUMBER: 001
KENNAMETAL
EIN: 04-2917072
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a) (b)Issuer		(c)Description	(d)Cost	(e)Value
		Mutual Funds

	Morgan Stanley	MSIFT Mid Cap Growth Portfolio		$2,629,312
	Vanguard	Vanguard Institutional Index Fund		2,597,493
	Hotchkis & Wiley	H&W Large Cap Value Fund		2,231,817
	Lord Abbett	Lord Abbett Small Cap Value Fund		559,647
	American Funds	American Funds EuroPacific Growth Fund		419,810
	Hotchkis & Wiley	H&W Mid Cap Value Fund		279,340
	Vanguard	Vanguard Total Bond Market Index Fund		225,310
*	Fidelity	Fidelity Capital Appreciation Fund		224,532
	Morgan Stanley	MSIF Small Company Growth Portfolio		199,391
	Franklin
	Templeton	Templeton Foreign Fund		22,615

		Total Mutual Funds		9,389,267

		Common/Collective Trusts

*	Fidelity	Fidelity Freedom 2015 Fund		2,803,257
*	Fidelity	Fidelity Freedom 2025 Fund		389,415
*	Fidelity	Fidelity Freedom 2020 Fund		387,635
*	Fidelity	Fidelity Freedom 2030 Fund		267,177
*	Fidelity	Fidelity Freedom Income Fund		160,069
*	Fidelity	Fidelity Freedom 2010		139,770
*	Fidelity	Fidelity Freedom 2040		116,037
*	Fidelity	Fidelity Freedom 2035		52,016

		Total Common / Collective Trusts		4,315,376

		Master Trust

	Invesco	Stable Value Fund		7,293,031

		Kennametal Inc. Common Stock

*	Kennametal	Kennametal Inc. Common Stock Fund		4,635,344

		Loans to Participants

	Participant Loans	5.0% to 10.5%		759,203

		Total Investments		$26,392,221

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

Date: June 28, 2006	By:	/s/ Veronica McDonough

Veronica McDonough Plan Administrator